

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2020

Donald M. Callahan
Chief Financial Officer
Metaurus Equity Component Trust
c/o Metaurus Advisors LLC
589 Fifth Avenue, Suite 808
New York, New York 10017

     Re: Metaurus Equity Component Trust
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed March 30, 2020 and Amended August 12, 2020
           File No. 001-38344

Dear Mr. Callahan:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Finance